CHINA HIGH TECHNOLOGY ACQUISITION CORP.

27th Floor, Profit Plaza

No.76 West HuangPu Road

Guangzhou, PRC 510000

April 15, 2010

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	China High Technology Acquisition Corp. (the “Company”)
Form 10-12(g)
Filed December 23, 2009
File No. 000-53858

Dear Mr. Owings:

This letter is in response to the comments contained in the Staff’s letter to China High Technology Acquisition Corp. (the “Company”), concerning Form 10-12(g) (the “Original Registration Statement”), and dated January 19, 2010 (the “Comment Letter”). We have filed an amendment to the Original Registration Statement (“Amendment No.1”) concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. Please note that we have not changed the page numbers in the headings or comments from the Comment Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 1.

On behalf of the Company, the following are our responses to the Staff’s comments:

General

1.

We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

RESPONSE:

The Company has chosen to address the Staff’s comments without withdrawing its Form 10 and understands that as of February 22, 2010 the Original Registration Statement on Form 10 was automatically deemed effective and it is subject to the reporting requirements under Section 13(a) of the Exchange Act.

2.

We note your counsel’s involvement with other similar and recent blank check company filings; for example, China Education Acquisition Corp., China Food and Beverage Acquisition Corp., and China Real Estate Acquisition Corp. Please describe any relationship among these companies. Please also include a new section in the filing describing any previous blank check companies in which your promoters may have been involved. Include the following:

•

Disclose the name of the blank check company, the date the registration statement was filed on EDGAR, the public reporting status of the company, and describe any mergers or acquisitions with the blank check company.

•

Describe any blank check offerings, including the date of the initial public offering, offering price, aggregate dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of such transactions, consideration given and received in those transactions, and management’s subsequent involvement in each company.

•

Disclose whether any transaction resulted in termination of your promoter’s association with any blank check company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity. Also discuss any affiliated or third party involvement in the transaction.

RESPONSE:

Certain fees and expenses related to the formation of each of the above named blank check companies and the professional fees and expenses associated with the preparation and filing of the companies’ Exchange Act filings, including the Original Registration Statement and the Amendment No. 1, have been advanced to the companies by Guangdong Wealth Guarantee Co, LTD. (“Guangdong Wealth”) and Guangdong Small and Medium Sized Enterprise Financial Promotion Association (“Guangdong SME”). Each of Guangdong Wealth and Guangdong SME seek to assist small and medium sized businesses in China in going public. As a result, each of Guangdong Wealth and Guangdong SME, which participated in the founding and organizing of the Company, China Education Acquisition Corp., China Food and Beverage Acquisition Corp., and China Real Estate Acquisition Corp., may be deemed to be a promoter of the Company.

In response to the Staff’s comments, the Company has included a new section in its Amendment No. 1 describing any previous blank check companies in which Guangdong Wealth and Guangdong SME, have been involved. To our knowledge, neither of the entities which may be deemed to be a promoter have been involved in any blank check company offerings or other transactions involving any other blank check company that resulted in the termination of such purported promoter’s association with the blank check company.

Explanatory Note

3.	Please revise to indicate that you are voluntarily registering your common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

RESPONSE:

In response to the Staff’s comment, the Company has revised the language of the Explanatory Note to reflect its voluntary registration of its Common Stock.

Item 1. Business, page 1

Business of Issuer, page 1

4.

We note your statement that “the company intends to seek a target company that is in the food and beverage industry...” Please revise or advise, as your disclosure indicates that the company intends to seek a merger with a company in the high technology industry.

RESPONSE:

In response to the Staff’s comment, the Company has revised the language in the Business section to reflect its intention to seek a merger in the high technology industry.

Form of Acquisition, page 2
5.

Please provide more detail as to how the company intends to search for a target company, addressing matters such as the approximate number of persons who will be contacted or solicited and their relationship to the company’s promoters or management.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure to provide that the Company intends to search for a target company through contacting various sources including, but not limited to, our affiliates, lenders, investment banking firms, private equity funds, consultants and attorneys and the approximate number of persons or entities that will be contacted is unknown and dependent on whether any opportunities are presented by the sources that we contact.

6.

Please disclose whether you intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, prior to any merger or acquisition.

RESPONSE:

The Company has revised its disclosure to provide that unless required by applicable law or regulation, the Company does not intend to supply disclosure to shareholders concerning a target company and its business. However, in the event a proposed transaction involving a change of control of the Company is undertaken, the Company will be file and provide to shareholders a Schedule 14f-1, as required, which will include, among other things, information concerning the target company. Furthermore, the Company will file a current report on Form 8-K, as required, within four business days of the consummation of a transaction pursuant to which, the Company ceases to be a shell company. This Form 8-K will include complete disclosure of the target company, including audited financial statements.

7.	We note your disclosure that management will seek to structure any transaction so as to not require stockholder approval. Please clarify how management intends to structure the transaction.

RESPONSE:

The Company intends to structure any potential transaction as a share exchange or “reverse triangular merger.” If a share exchange is undertaken, the Company, in exchange for its shares will acquire shares of a target company seeking to merge into the Company. So long as the Company issues such number of shares in the transaction as are included in the Company’s authorized, but unissued stock, the shares may be issued without shareholder approval.

If a reverse triangular merger is undertaken, the Company intends to establish a wholly owned subsidiary; this wholly owned subsidiary, if created, will then merge into the target company. This merger must be approved by the shareholders of the target company. The Company, as the sole shareholder of its new subsidiary, must also approve the merger, but will to do so through an action of its board of directors. Shares of the target company will then be exchanged for shares of the Company. Since the Company is not a constituent of the merger, its shareholders would not have to approve the transaction.

Item 1A. Risk Factors, page 3

8.

We note your statements that you have “only minimal assets” or “no significant assets” but your financial statements indicate that you have no assets as of November 30, 2009. Please revise your statements to more accurately indicate that you have no assets.

RESPONSE:

In response to the Staff’s comment, the Company has revised its statements to reflect that the Company has no assets as of November 30, 2009 the date of the financial statements filed with the Amendment No. 1.

9.	We note that two risk factors indicate “management has not identified any particular industry...for evaluation.” Please revise as appropriate.

RESPONSE:

In response to the Staff’s comments, the Company has revised its risk factors to discuss that management intends to effect a business combination with a company in the high technology industry, but also that it will not limit any target companies to this specific industry or any other industry.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 10

10.

We note your statement that you believe you “will be able to meet these costs through use of funds in our treasury.” Please clarify what is meant by this statement. We note that you have no cash on hand as of November 30, 2009.

RESPONSE:

In response to the Staff’s comment, the Company has revised its statements to clarify that although it does not have funds in its treasury as of December 31, 2009 and as of the date of the filing of the Amendment No. 1, it expects to meet its costs through third party advances and funds to be loaned by or invested in the Company by its stockholders, management or other investors.

11.

We also note your statement that “our management believes there are numerous firms seeking even the limited additional capital which we will have....” Please clarify what you mean by this statement. We note you do not have any cash or current assets as of November 30, 2009.

RESPONSE:

In response to the Staff’s comment, the Company has revised its statement to provide that “our management believes there are numerous firms seeking the benefits of a business combination with an SEC reporting company and/or the perceived benefits of becoming a publicly traded corporation.”

Security Ownership of Certain Beneficial Owners and Management, page 11

12.	Supplementally advise us as to any arrangements which may at a subsequent date result in change in control of the registrant.

RESPONSE:

The Company has no arrangements which may which may at a subsequent date result in a change in control of the Company.

Directors and Executive Officers, page 11

13.	Please revise to indicate the date when Gao Qian became an officer and director of the Company.

RESPONSE:

In response to the Staff’s comment, the Company has revised Gao Qian’s biography to reflect the date on which she became an officer and director of the Company.

Certain Relationships and Related Transactions, and Director Independence, page 12

14.	Please include in this section or cross reference the information required by Items 404 and 407(a) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company has revised this section to provide for the information required by Item 404 and Item 407(a) of Regulation S-K.

15.	Please revise to include the disclosure required by Item 404(c) of Regulation S-K regarding promoters.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure to provide the information required by Item 404(c).

Recent Sales of Unregistered Securities, page 13

16.	Please revise to state Gao Qian’s relationship to Herman Limited.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure to provide the relationship of Gao Qian to Herman Limited.

Report of Independent Registered Public Accounting Firm, page F-2

17.

We note that Beijing Trust Certified Public Accountants, Co., Ltd. serves as your principal auditor. The audit firm Beijing Trust Certified Public Accountants, Co., Ltd. is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to including their audit reports in SEC filings. The demonstration of an auditor’s knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the Internal Reporting and Disclosure Issues Outline available at our website at the following location for additional information: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_42976.We may be unable to accept a report issued by Beijing Trust Certified Public Accountants, Co., Ltd. until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to begin this process, Beijing Trust Certified Public Accountants, Co., Ltd. should inquire with Kevin Stout in the Office of the Chief Accountant (202-551-5930) and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of Beijing Trust Certified Public Accountants, Co., Ltd.’s plans to complete this process.

RESPONSE:

As of February 22, 2010, the Company has dismissed Beijing Trust Certified Public Accountants, Co. Ltd as its independent public accounting firm and as of February 22, 2010, has engaged Friedman LLP, a U.S. based audit firm with extensive experience before the SEC, as its independent public accounting firm.

Statements of Stockholders’ Deficit, page F-5

18.

We note your disclosure on page F-9 that on November 24, 2009, you issued 1.0 million common shares to Herman Limited for an aggregate purchase price equal to $25,000 of which $100 is capital and $24,900 is additional paid-in-capital. Please revise your financial statements to reflect the issuance of such shares to Herman Limited. Furthermore, remove the aforementioned transaction from Note 7, Subsequent Events, as the transaction occurred prior to November 30, 2009.

RESPONSE:

The Company has provided revised financial statements for the year ended November 30, 2009, which includes accurate information regarding the Company’s issuance of shares to Herman Limited, and has revised its financial statements to remove the aforementioned transaction from Note 7, Subsequent Events.

Note 4. Income Tax, page F-8

19.

In your footnote, you state that you have recorded a valuation allowance. You also state in your discussion of net operating losses in Note 5 that the Company has a net operating loss carry-forward of $15,532 at November 30, 2009. The table in Note 4, however, shows no net operating tax carry-forward or valuation allowance. Please revise your table or explain the reasons for this omission to us.

RESPONSE:

The Company has provided updated financial statements for the year ended November 30, 2009, which includes updated information regarding the Company’s net operating loss carry-forward as of this period.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Feldman LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

China High Technology Acquisition Corp.

By: _/s/ Gao Qian_____________________
Gao Qian
President